July 28, 2005

VIA EDGAR

Re:	Chunghwa Telecom Co., Ltd.
Registration Statement on Form F-3
Filed July 6, 2005
File No. 333-126417

Mr. Larry Spirgel Assistant Director

Mr. Ted Yu

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 0407

Dear Mr. Spirgel and Mr. Yu:

On behalf of Chunghwa Telecom Co., Ltd. (the “Company”), we enclose Amendment No. 1 to the above referenced Registration Statement on Form F-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on July 6, 2005. On behalf of the Company, we set forth below the Company’s response to your comment letter dated July 27, 2005 with respect to the Registration Statement. For your ease of reference, your comments are repeated and followed by the Company’s response.

SIMPSON THACHER & BARTLETT LLP	2

1. Please file on EDGAR the correspondence, dated July 13, 2005, submitted by Simpson Thacher.

The Staff’s comment is noted; we have filed the July 13, 2005 correspondence by EDGAR today.

2. We note the reference to “the property issue of Taiwan Telecom Association” contained on page 2 of the July 7, 2005 complaint letter from the Chunghwa Telecom Workers’ Union provided to us by your legal counsel. Tell us in your response letter why this issue has not been discussed in the registration statement.

The property disputed by the Taiwan Telecom Association has not at anytime been, and will not in the future be, considered an asset of the Company, and the resolution of the dispute will not involve the Company. The Company therefore does not believe the inclusion in the prospectus of disclosure regarding this dispute would in any way be material to investors in their investment decision regarding the Company’s ADSs.

The relevant background is as follows. At the time of the Japanese withdrawal from Taiwan after the end of World War II, the postal and telecommunications systems, including a large network of property and buildings, were turned over to the new Republic of China government. The government in turn granted a portion of the property and buildings to a trust established for the benefit of the retired workers in the postal and telecommunications systems. When the postal and telecommunications functions were later split into two separate government departments, the retired workers’ trust was also split by the government into two separate trusts, one for postal and one for telecommunications workers. The trust for telecommunications retirees is the Taiwan Telecommunications Association. They have disputed with the government the amount of property and buildings allotted to their Association, and the dispute remains unresolved.

At no time were the assets under dispute allocated to the Company, and the Company does not expect to have any part in the resolution of this matter. The Company therefore respectfully submits to the Staff that disclosure of this issue is not warranted in the prospectus.

3. We note that the July 7, 2005 letter from the Chunghwa Telecom Workers’ Union mentions embezzlement of funds by the former chairman of Chunghwa Investment Ltd. Co. We further note a Taiwan news article, dated March 25, 2005, that discusses the former chairman’s embezzlement of NT $100 million. In your response letter, please describe the consideration given to disclosing in the registration statement the embezzlement and its impact on the company. In this regard, we note your Form 6-K, dated April 14, 2005, indicates that the embezzlement created “no material impact.” In your response letter, provide us with an analysis supporting this conclusion.

The Company wishes to clarify that it has not uncovered any embezzlement of funds by the former chairman of Chunghwa Investment. Instead, Chunghwa Investment

SIMPSON THACHER & BARTLETT LLP	3

suffered losses in 2004 principally attributable to the write-off of certain unauthorized short-term investments in the amount of NT$80 million made on its behalf by its former chairman. As a result, the carrying value of Chunghwa Investment in the Company’s financial statements was reduced from NT$987 million in 2003 to NT$930 million in 2004, as disclosed in the risk factor “We may not realize the benefits we expect from our investments, which may materially and adversely affect our business, financial condition, results of operations and prospects” on page 12. Given that the Company’s total assets amounted to NT$438.4 billion as of December 31, 2004 and its revenues and net income were NT$185.2 billion and NT$50.9 billion, respectively, in 2004, the Company believes that the event had no material impact on the Company.

Implications of Our Privatization, page 2

4. Please quantify the estimated amount of the company’s severance obligations. We note that you have already funded substantially all of the company’s share of these obligations.

The Company has revised the disclosure in response to the Staff’s comment. Please see page 3 of the revised prospectus.

Risk Factors, page 7

We face opposition to our privatization, and this offering may be subject to legal or other challenges, page 7

5. Certain press articles indicate that a petition to stop the privatization has been filed with the Grand Justices. Please update the disclosure accordingly.

The Company has updated the disclosure. Please see page 7 of the revised prospectus.

6. Please describe the possible material adverse effects arising from the complaint filed with the Taipei District Public Prosecutor’s Office. Your revised disclosure should describe the effects with greater specificity and clarity.

The Company has revised the disclosure in response to the Staff’s comments. Please see page 7 of the revised prospectus.

7. Explain the phrase “open tender” as it is used in the first paragraph of this risk factor.

The term “open tender” is not defined in the resolution concerned. The Company has been advised by its Republic of China counsel that the term should refer to a transaction conducted by the Ministry of Transportation and Communications under which it selects a winner from among many bidders and enters into a negotiated sale of the Company’s shares with the winning bidder.

SIMPSON THACHER & BARTLETT LLP	4

8. Please refer to the third and fourth full paragraphs of this risk factor. Describe in greater detail the possible “material adverse effects” arising from the various challenges to the offerings and privatization described here. For example, explain how successful challenges to the validity of the offerings will affect the validity of the offered securities and describe any resulting negative consequences. Your revised disclosure should give readers a better sense of the magnitude of the risks resulting from the challenges to the offerings and privatization.

The Company supplementally advises the Staff that the current disclosure in the referenced paragraphs specifies all particular possible adverse effects that the Company can foresee, namely attempts at disruption, the creation of uncertainties, an adverse impact on trading prices of the Company’s securities and exertion of pressure on members of its senior management. The Company believes and respectfully submits that any attempt to catalog all possible adverse effects would be speculative and not helpful to investors. With respect to the validity of the offered securities, the Company notes that the shares being registered have been issued and outstanding for many years. Although the prospect of offered securities being determined to be invalid by a court or other authority is always a theoretical possibility in every securities offering, the Company would not proceed with the offering if it believed that there is any material prospect that the validity of the offered securities will be affected by any challenges. The Company is unable to predict the possible consequences of any such determination and does not believe that speculative disclosure in this regard would be helpful to investors. Consequently, the Company respectfully submits that no further disclosure is warranted in this regard.

Our business and operations will be subject to extensive regulations applicable to state-owned enterprises in the Republic of China..., page 8

9. Please refer to the last sentence of this risk factor. Explain more clearly why there is no assurance that the company will be privatized upon the completion of the offerings. Describe the reasons why, even if the offerings are completed, the company may not be privatized.

The Company has revised the disclosure in response to the Staff’s comments. Please see page 8 of the revised prospectus.

If we fail to maintain a good relationship with our labor union..., page 8

10. If known, please indicate whether the company currently expects that its future collective agreement with the labor union will result in “higher costs.” Indicate, if known, the extent to which these costs will be higher than the current levels. For example, we note the company’s plans to distribute earnings to employees, as described on page 63.

SIMPSON THACHER & BARTLETT LLP	5

When describing the effects of the higher costs, avoid the generic phrase “material adverse effect” and use clearer language instead.

The Company has not yet concluded its negotiation of the collective agreement with its labor union, but currently expects that the final agreement will result in increased costs per employee because of potential costs associated with benefit programs that the Company will offer to members of its labor union under the terms of the proposed collective agreement, including employee skills development and employee child educations funds, performance-based cash bonuses and subsidized share purchases. However, the Company is unable to accurately quantify the ultimate costs at this time because the terms of the collective agreement have not yet been finalized. In addition, the costs associated with these programs are expected to fluctuate in accordance with specified performance parameters, making an accurate quantification difficult. Please see the revised disclosure on pages 8 and 9 of the prospectus.

We may not enjoy the benefits of privatization . . . , page 8

11. Please refer to the last sentence of this risk factor. Please describe in greater detail the consequences if the company fails to retain its status as a privatized company as a result of open market purchases by the government.

The Company has revised the disclosure in response to the Staff’s comments. Please see page 9 of the revised prospectus.

Our actual pension obligations..., page 9

12. Please describe in greater detail how the challenges to the offerings and the privatization could result in a significant increase in your actual pension obligations.

The Staff’s comment is noted. The Company has deleted the referenced text because on reflection the Company does not believe that such challenges, themselves, will have any effect on its pension obligations.

We depend on select personnel and could be affected by the loss of their services, page 13

13. Please discuss how the company’s efforts to privatize and the resulting labor union problems could affect the risks described here. For example, discuss whether the labor union problems could increase the risk of the company losing “skilled technical and other personnel” and describe the effect of such risk.

The Company has revised the disclosure in response to the Staff’s comments. Please see page 13 of the revised prospectus.

The Ministry of Transportation and Communications may transfer its shareholding in our company..., page 13

14. The current risk factor discussion is overly vague. Please revise to explain in detail the negative effects that the described transfer would have on the company and its investors.

SIMPSON THACHER & BARTLETT LLP	6

The Staff’s comment is noted. The Company has deleted this risk factor because it has been unable to identify with sufficient specificity any such possible negative effects.

Resolutions Passed by the Legislative Yuan, page 85

15. Please revise to state that Chang & Chang has provided the company with an opinion regarding the effects that the Legislative Yuan’s resolutions may have on the offerings and their interpretations of the resolutions described on pages 85-86. Please provide us with a copy of the opinion as an appendix to your response letter.

The Company has revised the disclosure in response to the Staff’s comment. A copy of the legal opinion of Chang & Chang Law Offices is provided supplementally as Appendix A to this letter.

16. Please discuss the company’s plans if the challenges to the offerings are successful. Indicate whether the company will continue with its privatization and offerings if, for example, the Grand Justices rule in favor of the union’s petition. Discuss the impact that a cessation of the privatization will have on the company and investors. Describe the remedies available to purchasers of the ADSs if the offerings are invalidated.

The Company will comply with all valid court orders and if the Grand Justices grant an injunction or otherwise rule in favor of the union’s petition prior to completion of this offering, then the offering will be halted until such time, if ever, that it may legally proceed. The Company has addressed the impact on it and on investors if privatization is not achieved or if the Company were not to retain its status as a privatized company following privatization (see, e.g., the disclosure on pages 8 and 9 as revised in response to other comments of the Staff). Accordingly, the Company does not believe additional disclosure is required in this regard. As indicated in response to comment # 8 above, the Company believes that it is speculative and not helpful to investors to attempt to predict the possible consequences of a determination of invalidity. Consequently, the Company believes and respectfully submits that disclosure of possible remedies would also be speculative and not helpful to investors and that no disclosure is warranted in this regard.

Enforceability of Civil Liabilities, page 98

17. Describe in the risk factors section any material risk to investors related to the enforcement of civil liabilities, as disclosed in this section, if the current offerings are challenged or invalidated. This risk factor disclosure should include discussion of any need to obtain foreign exchange approval for any amounts recovered as a result of the judgments.

As indicated in response to comments # 8 and # 16 above, the Company does not believe that speculative disclosure with respect to any invalidation or remedies would be helpful to investors. Consequently, the Company believes and respectfully submits that risk factor disclosure in relation to the matters described under “Enforceability of Civil Liabilities” in relation to such speculative matters would not be helpful to investors.

SIMPSON THACHER & BARTLETT LLP	7

Signatures, page S-1

18. Please have the company’s controller or principal accounting officer sign the registration statement.

The Staff’s comment is noted. Please see the revised signature block on page S-1 of the Registration Statement.

Exhibit 5.1

19. Please refer to paragraph 3 of the first page of the opinion. Revise to state that the “Taxation-Republic of China Taxation” section constitutes the opinion of Baker & MacKenzie, not merely that it “accurately reflects” the material tax consequences.

Baker & McKenzie’s opinion has been revised in response to the Staff’s comment and is filed as Exhibit 5.1 to the Registration Statement.

20. Please refer to the last paragraph of the opinion. Please delete the term “solely” and phrase “...or relied upon by any person or entity other than the person to whom it is addressed.” It is inappropriate to include any language that implies investors are not entitled to rely on the opinion or limits the persons who may rely on the opinion.

Baker & McKenzie’s opinion has been revised in response to the Staff’s comment and is filed as Exhibit 5.1 to the Registration Statement.

* * * *

SIMPSON THACHER & BARTLETT LLP	8

In addition to incorporating the changes as indicated in the responses above, the enclosed Amendment No. 1 to the Registration Statement has also been amended to reflect ordinary updates to the disclosure.

If you have any questions or comments, please do not hesitate to contact me (telephone: 011-852-2514-7650, e-mail: clin@stblaw.com, fax: 011-852-2869-7694), Eugene Lee (telephone: 011-852-2514-7690, e-mail: elee@stblaw.com, fax: 011-852-2869-7694) or Gene Buttrill (telephone: 011-852-2514-7655, e-mail: ebuttrill@stblaw.com, fax: 011-852-2869-7694) of our firm.

Very truly yours,

/s/ Chris Lin

Chris Lin

Enclosures

cc:	Mr. Hank Han-Chao Wang
Chunghwa Telecom Co., Ltd.

Ms. Hwa-Mei Wei
Chunghwa Telecom Co., Ltd.

William Y. Chua, Esq.
Sullivan & Cromwell LLP

Appendix A

[Letterhead of Chang & Chang Law Offices]

Chunghwa Telecom Co., Ltd.

21-3 Hsinyi Road, Section 1

Taipei, Taiwan

Republic of China

We act as special Republic of China (the “ROC”) counsel for Chunghwa Telecom Co., Ltd. (the “Company”), a company incorporated under the laws of the ROC. We have been engaged by the Company to opine on the possible effect of certain relevant resolutions passed by the Legislative Yuan of the Republic of China (the “Legislative Yuan”) on the offering by the Ministry of Transportation and Communications (the “MOTC”) on behalf of the government of the ROC of American Depositary Shares (the “ADSs”), each ADS representing ten (10) common shares, par value NT$10 per share (the “Common Shares”), of the Company in the United States pursuant to a registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission and the concurrent public auction of Common Shares in the Republic of China (collectively, the “Offering”).

In connection with the issuance of this opinion letter, we have reviewed the following resolutions and recommendation (collectively, the “Resolutions”):

(1)	a resolution passed by the Legislative Yuan on May 30, 2003 that in case of the privatization of Chunghwa Telecom Co., Ltd. (“CHT”) by ways of sale of CHT’s shares or capital increase for cash, such privatization shall not be made through negotiated transaction and open tender for the common shares of CHT may be conducted only after ten offers to the general public;

(2)	a resolution passed by the Legislative Yuan on June 10, 2004 that the government should cease disposing of CHT’s shares in any manner before CHT reaches agreement with, and sign collective agreement with, the labor union relating to employee benefit issues;

(3)	two resolutions passed by the Legislative Yuan in its 14th session on May 27, 2005 during the course of reviewing of the 2005 annual budget of the ROC Central Government that (a) CHT shall cease the execution of all share disposal activities and (b) the special approval by the Executive Yuan of the ROC (the “Executive Yuan”) to carry forward the budgets of the ROC Central Government and the subordinated entities (including business or non-business entities) relating to the share disposal which was not executed in the then current fiscal which violates Article 72 of the Budget Law and shall not be carried forward on share disposal transaction conducted by CHT;

(4)	a resolution passed by the Transportation Committee of the Legislative Yuan on May 26, 2004 that, in consideration of the Company’s monopoly market position and the nature of the company as public goods, the fair competition of the Taiwanese telecom market and safeguard of labor rights, the MOTC should report the detailed share release plan of the Company to the Transportation Committee for approval before engaging in such activities; and

2

(5)	a recommendation made by the Legislative Yuan on January 20, 2005 that (i) all privatization should be made after consultation with the Taiwan Confederation of Trade Unions; (ii) a collective agreement should be signed by each state-owned enterprises prior to its privatization and (iii) due respect should be placed and administrative interference should be limited on state-owned enterprises’ operation.

As to matters of fact material to this opinion, we have made due inquiries with and relied on the statements of officers and other representatives of the Company, public officials or others. Based on the foregoing, we are of the opinion that:

1. The Resolutions have no legally binding effect on the Executive Yuan or on its authority to conduct the privatization of CHT by directing the Company and the MOTC to proceed with the Offering.

2. Even if the Resolutions are found to have legal effect, the Resolutions will not affect the Offering or the validity of the sale of Common Shares and ADSs in connection with the Offering.

This opinion is given under and with respect to the present laws and practices of the ROC only. No opinion is expressly given as to the laws of any other jurisdiction. This opinion is addressed to you and is for your benefit in connection with the Offering. It shall not be used, circulated, quoted, published or otherwise referred to or disseminated for any other purpose.

Very truly yours,

/s/ Chang & Chang Law Offices

Chang & Chang Law Offices